September 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:David Gessert

Re:County Bancorp, Inc.

Request for Acceleration of Effectiveness of Form S-4

SEC File No. 333-248868 (“Registration Statement”)

Dear Mr. Gessert:

On behalf of County Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time) on Tuesday, September 29, 2020, or as soon as practicable thereafter.

Feel free to telephone Emily Henkel of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5191 with any questions or comments.

Very truly yours,

County Bancorp, Inc.

/s/ Mark A. Miller

Mark A. Miller

Secretary